UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held Corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (CPFE3) (“CPFL Energia” or “Company”), in conformity with Article 157 of Federal Law 6.404/76 (“Brazilian Corporation Law”), with Instruction 358/02 issued by the Securities and Exchange Commission of Brazil (“CVM”), hereby, in accordance with its Material Fact Disclosure Policy and in compliance with Official Letter 153/2017/CVM/SRE/GER-1 (“Letter”), sent on June 12, 2017 by the CVM to Banco Santander (Brasil) S.A., with copy to the Company, announces to its shareholders and the general market the contents of the Letter:

“Dear Managers,

1. With regard to the notice filed by the CVM on February 22, 2017, in connection with the request for registration of the public stock tender offer (“Unified Tender Offer” or “Offer”) of CPFL Energia S.A. ("Company"), unifying the tender offers for transfer of control, for cancelation of registration (to convert from category A to category B) and for delisting from the Novo Mercado listing segment of BM&FBOVESPA S.A.

2. In this regard, considering that (i) the “direct or indirect transfer of control of a publicly held corporation may be contracted only under the condition, precedent or subsequent, that the acquirer undertakes to carry out a public stock tender offer for all voting shares held by the other shareholders of the company (…),” pursuant to the head paragraph of Article 254-A of Brazilian Corporation Law; (ii) Paragraph 2, Article 29 of CVM Instruction 361/01 establishes the term of 30 days as from the execution of the final instrument for sale of the shares representing the controlling interest for presenting to the CVM the request for registration of the Tender Offer for transfer of control; and (iii) since the execution date of the final instrument in said case (January 23, 2017), 140 days have transpired, we order the filing with the CVM of the Company’s valuation report, in connection with the Unified Tender Offer or, alternatively, the filing of the documentation of the Offer amended to include only the tender offer for “transfer of control”.

3. We inform that the deadline for compliance with this Letter is July 12, 2017 and that response hereto should refer to CVM Case 19957.001663/2017-27.

4. Lastly, we request that the Company immediately publish the contents hereof, in accordance with its information disclosure policy.”

São Paulo, June 13, 2017.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 13, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.